Filed by Xicor, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Xicor, Inc.
Commission File No.: 000-09653

Xicor, Inc. held a conference call on April 20, 2004. A portion of the conference call related to Xicor’s acquisition by Intersil Corporation. The script of such portion of the conference call follows.

Geraldine Hench, Chief Financial Officer & Vice President of Finance

Before we get started, I’d like to remind everyone that some of the comments made today or some answers in response to your questions may contain forward-looking statements. Such statements may involve uncertainties and risks as described in the press release issued today, and in our Form 10-K and other SEC filings, as well as the Intersil Corporation Registration statement on Form S-4 that contains our proxy statement in connection with the proposed acquisition of Xicor by Intersil. Also, the Company is party to many agreements with its customers that restrict the identification of those customers with any specific order, shipment, application or process advancements. Consequently, the company may not always be able to provide complete answers to questions pertaining to this type of information. We appreciate your understanding in this regard.

During the first quarter of 2004,we incurred merger related charges of $897,000 related to the proposed acquisition of Xicor by Intersil Corporation.

We believe the merger with Intersil, which was announced last month, is on track to close by the end of June, upon completion of the SEC’s review and we are excited about the opportunity to leverage our strengths with the expanded reach and brand that this transaction affords us.

Louis DiNardo, President, Chief Executive Officer

Now I’d like to turn your attention to the pending transaction between Xicor and Intersil. Our Board of Directors and I have negotiated and signed a definitive agreement which, pending shareholder approval, provides for the merger of Xicor into Intersil. Many of you have come to know me well. You know that I’m very passionate about the high performance analog market, and even more passionate about Xicor and our strategy to penetrate this market with compelling technology. You also know that I left Linear Technology to create the next great analog company, and that I’ve worked hard every day to fulfill that promise.

We’ve spent the last 3 years stripping down an old E-squared memory company, hiring and acquiring the best talent in all functional disciplines, and developing products to support our strategy. Our first goal was to expand our Served Available Market, and then to expand our share of the markets which we serve.

Our performance during the past 3 years is a credit to the entire team at Xicor. I’m not known for being a warm and fuzzy kind of manager, but let me take a minute to say that I don’t design integrated circuits, I certainly don’t do mask design or CAD, product engineering, test engineering or applications engineering, and I’m not in the front line of sales or marketing activity. I don’t develop process technology; manage our foundry relationships or our subcontractors. In every one of these disciplines we have outstanding management and individual contributors. They are what make our company great. We are a company of 130 people competing with companies 10 or 20 times our size, with far more substantial resources, and we’re winning.

The question really is why. Why at this juncture did the Board of Directors feel that our shareholders’ best interest is served by combining our talent and the momentum we have with Intersil? Frankly the answer is scale, reach and time to money. The general purpose approach to the high performance analog marketplace takes many years to mature. Simply chart the course of sales for LTC or Maxim in the early years, and you’ll find a significant maturation process for general purpose products.

We’ve built great products. Our Floating Gate Analog Voltage Reference offers compelling technology and benefits to our customers. Our Analog Front End is best in class, and our broad range of DCPs and Real Time Clocks address a wide range of potential end customers.

Our investors understand that our strategy is very sound, but that it takes time to unfold and fortitude to stay the course. As a result of their commitment, we have achieved exceptional valuation for our current size and profitability. That said we have significant challenges, which we believe are best addressed by this combination. We have something less than 30 direct Xicor field sales people including sales management and FAEs. This is not enough reach to adequately address our expanded Served Available Market. Intersil has over 130 people in the area of field sales, all very capable analog people. We do business with approximately 3,000 customers while Intersil does business with almost 20,000 customers. We have more product ideas than we have design resources. Intersil has design centers throughout the United States as well as in Europe and a new venture in Bangalore, India.

Every one of Intersil’s customers has the potential to use a DCP, a CPU supervisor, a Voltage Reference or a Real Time Clock. Further, Intersil’s Elantec Products Group has maintained a leadership position in wideband amplifier technology for many years. They address the needs in Flat Panel Display technology for buffer amplifiers and other applications. Their relationships with LCD manufacturers are broad and well established. Each of these customers represents a ripe opportunity for our Analog Front End. And our battery management products for 3 and 4 cell lithium ion notebook computers is expected to advance Intersil’s position in both battery management and notebook computing.

With this combination of sales, marketing and design talent we expect to bring more products to market quickly and reach more customers. So the product development and revenue synergies are expected to be significant, they’re expected to be near term, and represent a tremendous opportunity to take what we’ve built and leverage a larger platform.

In addition to scale, reach and time to money, we expect to be able to provide complete system solutions rather than discrete products. This strategy allows companies in the high performance area to add value in a unique way and capture more silicon per box. For example, Signal Processing applications it can benefit greatly from the design and applications support of a single company providing both operational amplifiers as well as data converters.

The proposed combination of Xicor and Intersil is expected to provide a product base which is second to none in the high performance analog space. One need only step back and take a look at the combined entity’s offering. Precision Operational Amplifiers, Wideband Operational Amplifiers, Buffer Amplifiers, Analog-to-Digital Converters, Analog Front Ends, Digital-to-Analog Converters, Nonvolatile Digital Potentiometers, Precision Ultra Low Power Voltage References, Analog Switches, Analog Multiplexers, Single Ended RS-232 Serial Interface Products, Differential RS-485 Serial Interface Products, PWM Controllers, Switching Regulators, Multiphase Switching Regulators, Charge Pumps, Hot Swap Products and Power Sequencing IC’s. This is a darn good product line.

Lastly, we expect that the combination of these companies also will bring a unique management team to bear on the challenges of competing in the high performance analog and mixed-signal product markets. We all come from track records of success to a company which has a $600 million platform, generates gross margins approaching 60%, has a very strong balance sheet and differentiated technology, but has been a pure play analog story for about 6 months.

Combined, the Xicor and Intersil management team will be positioned for long-term execution. Our staff comes from Linear Technology, Analog Devices, Micrel, Exar, Harris, National Semiconductor, Elantec, Altera, and many other well recognized semiconductor companies.

The opportunity to leverage the reach and skill of this team, accelerate our growth and add shareholder value are the compelling reasons for this transaction. I left LTC a bit over three years ago to create the next great analog company. This proposed transaction greatly accelerates that process.

In closing, I’d like to say that I feel strongly that our shareholders, our employees and our customers will benefit greatly from the proposed combination of Xicor and Intersil. I think it’s also important to note, that I’m personally and professionally committed to the success of this enterprise and again for those of you who know me well, you know that means 24 hours a day, 7 days a week, 365 days a year, at 150% at all times. I’ve come to know Rich Beyer and his team well during the past six months and I know he brings the same level of commitment and sense of urgency to Intersil.

Together these companies make a great team. With that operator we’ll take questions.

<Q — Apjit Walia>: Great. And in terms of just looking at your breaking down your product lines, in a competitive landscape, specifically the flat panel or the analog front end area, are you seeing anything specific with ADI or any reaction for them? Or, I mean, would you be able to hazard a guess as to what kind of market share you have or what you?

<A — Louis DiNardo>: Our market share today, I think, rounds to zero. If you look at market share of design wins, we probably have a material number. But relative to products that we ship, we’re just on the cusp of shipments. I think, ADI is not a quickly responding company. What I could say, we are experiencing in that space, is just the uptick in excitement about the product line given the public nature of this announced transaction. There are customers on the landscape who use, I won’t say exclusively, but the dominant share of their amplifiers required for LCD displays whether that be TV or flat panel monitors, are tried and true Intersil customers. The idea that they believe this proposed transaction will bring an analog front end into the fold is giving us nothing but more excitement in the field, and we’re seeing the long reach of that sales and marketing team, basically have access to customers we otherwise wouldn’t see. So while we still have a proposed transaction, publicity is publicity and it’s good for us.

<Q — Apjit Walia>: Great. And I agree there. And in terms of the synergy with Intersil, are you — what design talent add — I mean, in terms of your high-end analog design talent, how many people do you bring in to Intersil?

<A — Louis DiNardo>: We bring in about 20 IC designers. If I remember from Rich and Dan’s comments on the call we made — conference call we had the day after the transaction or the day the transaction was announced, Intersil has something between in the range of 70 or 80 designers. So, the combined entity will have a significant and, I think, very experienced design engineering community to call upon.

<Q — Apjit Walia>: Right, and these 20, a lot of these are ex-Linear, ex-ADI guys.

<A — Louis DiNardo>: Well, we don’t have a lot of ex-Linear/ADI guys, but we have an extremely experienced team of the 20 IC designers, the vast majority have come to us either through recruiting and hiring in the last three years, or by virtue of acquisition. So we have, you know, we have folks from lots of very quality analog houses on staff and they’ve made a great contribution already.

<Q — Apjit Walia>: Terrific. And lastly, any mid-level departures at all since the transaction-I mean, I’m not talking senior management that you’re probably going to announce, but anyone you see leaving since the transaction or the deal was announced?

<A — Louis DiNardo>: Nothing to note. No, we have the team on our end, if you look at the executive staff, the directors and management and individual contributors that are extremely excited about the opportunity to, kind of, run with the big dogs and leverage our expertise, our products, our sense of markets and customers into this larger platform. So I think, to a man, everybody is excited about this proposed transaction.

<Q — Eddie Woo>: Good afternoon. Most of my questions have been answered already. So, I’ll go directly to the gum at the bottom of your shoe question. With regard to memory products, what do you expect going forward Intersil would do with it? Or what are your internal plans? Are there opportunities?

<A — Louis DiNardo>: Well, frankly, the situation with memory is somewhat unique. There are a lot of companies who get in and out of the memory business. Our challenge is that it’s an older product line and print position in many cases even though there’s a multitude of sources for parallel and/or serial E-squared memory the reality is older designs have print position that may be sole sourced. So, all of the customers that we ship parallel memory to or serial memory, are mixed signal customers, they’re mixed signal customers of ours, they’re mixed signal customers of Intersil’s. We’re not going to poke them in the eye and say, hey, you’ve got to assign an engineer to a task of re-qualifying a socket that’s 15 years old. So for as long as is necessary we’ll continue to support our memory product line. It’s a proprietary process, so it can’t be duplicated by others. It’s got relatively stable and very nice ASPs, it’s got decent gross margins. So from the financial aspect it’s really not a drag. And while we used it basically to absorb overhead and generate cash, in this particular situation we’ll continue with that product line to serve customers and maintain those relationships as very sound relationships.

<Q — Apjit Walia>: Right. And just one-I’m going to try to put you on a, maybe in a corner here, and say, your growth of 30% which you’re seeing for Xicor overall, now if you were to, and this is just a guess, if you were to use Intersil’s scale, I mean, of course you know, the scaling and all the size they have, how much more do you think you could grow, just this business if I were to take it in the next couple of years-one and a half times, or would that be far fetched?

<A — Louis DiNardo>: I don’t know how many ways you guys can try and ask that question. The 30% that you speak to is a consensus estimate for total sales growth for Xicor. I think you know we give a 90-day look ahead, not a year look-ahead. If you peel that back and you look at the mixed signal growth within that number it’s substantially better than 30% because we have no growth in our memory products. In fact, year-over-year, given the deterioration, planned deterioration in the serial memory business, we need to grow mixed signal sales significantly better than 30% to get there. We have not talked publicly to the revenue synergies. I went through this in my opening comments here, it is significant, I believe it is near-term, and I believe it has tremendous momentum given the combined sales force. It’s not just handing this product line over to 130 Intersil people, we’re adding to that Intersil team some 20 very, very, very well qualified analog sales professionals and field applications engineers. So we’re not going to put a number on it at this juncture, I think it’s significant.

Louis DiNardo, Co-Chairman, President & Chief Executive Officer

Okay. I’d like to thank you all for joining us. I always look forward to having an opportunity to tell you about our business, at greater length than we publish in the earnings report. We are very excited about the combination of Xicor and Intersil. It’s an opportunity to build a tremendously strong high-performance analog enterprise that can span decades of exceptional performance. So, with that, I will leave you for now, and we’ll talk to you again in 13 weeks or so. Thank you.

Additional Information And Where To Find It

Intersil Corporation has filed with the Securities and Exchange Commission (the “SEC”) a registration statement that includes a proxy statement/prospectus and other relevant documents in connection with the proposed merger. INVESTORS AND SECURITY HOLDERS OF XICOR, INC. ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT INTERSIL, XICOR AND THE PROPOSED MERGER. In addition to the registration statement filed by Intersil in connection with the proposed merger, and the proxy statement/prospectus to be mailed to the shareholders of Xicor in connection with the proposed merger, each of Intersil and Xicor file annual, quarterly and special reports, proxy statements, and other information with the SEC. The proxy statement/prospectus and other relevant materials, and any other documents filed by Intersil or Xicor with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. A free copy of the proxy statement/prospectus and other relevant materials, and any other documents filed by Intersil or Xicor with the SEC, may also be obtained from Intersil and Xicor. In addition, investors and security holders may access copies of the documents filed with the SEC by Intersil on Intersil’s website at www.intersil.com. Investors and security holders may obtain copies of the documents filed with the SEC by Xicor on Xicor’s website at www.xicor.com.

Intersil, Xicor and their respective officers and directors may be deemed to be participants in the solicitation of proxies from Xicor’s shareholders with respect to the transactions contemplated by the proposed merger. Such individuals may have interests in the proposed merger, including as a result of holding options or shares of Xicor common stock. Investors and security holders may obtain more detailed information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.